FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

November 21, 2011

Michael Clampitt, Senior Cousel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Massive Dynamics, Inc.

Amendment Number 1to Registration Statement on Form S-1

File No. 333-176837

Dear Mr. Clampitt:

I am securities counsel to Massive Dynamics, Inc. (the “Company”) and am submitting this letter in conjunction with the Company’s filing of Amendment Number 1 to the above referenced Registration Statement (the “Amendment”) and in response to your letter dated September 30, 2011 (the “Letter”).

The Amendment represents (i) a response to the comments in the Letter; (ii) correction of certain material in the original filing; and (iii) where appropriate, a general updating (including, but not limited to, the inclusion of financial information for the period ended September 30, 2011).

The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1.

The comment is based on a conclusion that the Company is a shell company.  This is a conclusion with which we disagree.  The Company filed a Current report on Form 8-K on July 20, 2011 which indicated that it was no longer a shell company.  The Company, as reflected in its Form 10-Q for the period ended September 30, 2011, has begun to realize revenue from operations.  It has realized $5,000 so far and anticipates at least $15,000 in December.  This Company is not a shell and the selling stockholders are not to be deemed “underwriters.”  We will be submitting an appropriate change in SICC Code through EDGAR filer support.

2.

We have deleted references to the Company receiving proceeds from the offering in the amendment.

3.

We have changed language in the amendment’s cover page in response to the comment.

4.

We have changed language in the amendment’s cover page in response to the comment.

5.

We have changed language in the amendment’s cover page in response to the comment.

6.

We have expanded the discussion.  However, we do not feel it is appropriate to insert any specific, but hypothetical operating levels.

7.

We have made the requested changes in response to the comment.

8.

We advise you that Mr. Calabria has been in the wireless telecommunications industry since 1995 and has personally performed all of these functions required under the agreement with Horizon as well as managing teams and vendors to complete these functions.  Throughout 2005 and early 2006 while Mr. Calabria served as a development manager with T-Mobile in an independent contractor capacity. He worked in conjunction with Horizon Tower to co-develop T-Mobile sites.  Subsequently, in 2006 when Mr. Calabria formed Gemini Consulting Group, Inc, Mr. Calabria performed both survey and A&E services for Horizon Tower sites throughout Northern California.

9.

We have made these disclosures in our business description section.

10.

The requested change has been made in the amendment .

11.

We have added disclosures here and in the biographical section in response to the comment and removed the language “vital disciplines”.

12.

We have removed the reference to “consistent bottom line success”, however, Mr. Calabria has had repeat business from these companies.

13.

We have entered into an independent contractor agreement with Charles White as of November 15, 2011 to develop sites for us in Oregon and currently are finalizing an agreement with Modus Corp (www.modus-corp.com) out of San Francisco to develop sites with us in CA, OR & WA.  Modus identified our first site for Horizon, at the San Jose Country Club, that resulted in our first revenues.  In addition, Modus is delivering 2 other sites, Half Moon Bay & Elk Grove, in the next 2 weeks which we will deliver to Horizon for acceptance.  We have a meeting scheduled to finalize our agreement with Modus on December 1.  We then intend on having a weekly status meeting as the goal is to deliver 25 sites a year to Horizon through Modus (2-3/month).

14.

We have expanded the disclosures in response to the comment.

15.

We have added disclosures in the amendment in response to the comment.

16.

The requested change has been made in the amendment.

     We will file requested letter when we request acceleration.

     If you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton